Exhibit 99.1

Scorpio Tankers Inc. Announces Second Quarter and Six Months 2011 Financial Results

Monaco—(Marketwire –August 16, 2011) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” “STI” or the “Company”) – today reported its results for the three and six months ended June 30, 2011.

The Company recorded a net loss of $2.7 million or $0.10 basic and diluted loss per share for the three months ended June 30, 2011 compared to net income of $0.4 million or $0.02 basic and diluted earnings per share for the three months ended June 30, 2010.  The weighted average number of shares outstanding was 27,332,483 (basic and diluted) for the three months ended June 30, 2011, and 17,551,784 (basic) and 17,554,059 (diluted) for the three months ended June 30, 2010.

The Company recorded a net loss of $4.2 million or $0.16 basic and diluted loss per share for the six months ended June 30, 2011 compared to net income of $1.6 million or $0.13 basic and diluted earnings per share for the six months ended June 30, 2010.  The weighted average number of shares outstanding was 25,708,491 (basic and diluted) for the six months ended June 30, 2011, and 11,603,512 (basic) and 11,604,655 (diluted) for the six months ended June 30, 2010.

Summary of Recent and Second Quarter Highlights:

●	Operating cash flow before changes in assets and liabilities of $6.1 million for the six months ended June 30, 2011 (see Non-GAAP Measure section below).
●	Successful amendment to the 2010 Credit Facility, converting it from a term loan to a reducing revolving credit facility in July 2011.
●	Delivery of two time chartered-in vessels, Histria Perla and Histria Coral in July 2011.
●	Signing of newbuilding contracts in June 2011 for five MR vessels with expected delivery dates between August and November 2012.
●	Successful follow-on offering in May 2011 raising $68.5 million in net proceeds.
●	Purchase and delivery of two MR vessels (STI Coral and STI Diamond) in May 2011.
●	Signing a new $150 million credit facility (2011 Credit Facility) in May 2011.

Emanuele Lauro, chief executive officer and chairman of the board commented, “Sluggish seasonal demand in the United States has had a deleterious effect on our markets, and we expect the third quarter of 2011 to be weaker than the second quarter of 2011.  However, we continue to see improving medium and long-term supply and demand fundamentals for the product tanker market.”

Recent Highlights

Amendment to 2010 Credit Facility, converting it from a term loan to a reducing revolving credit facility

On July 12, 2011, the Company executed an amendment to its Credit Facility dated June 2, 2010 with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V. (“2010 Credit Facility”).  The amendment converts the 2010 Credit Facility from a term loan to a reducing revolving credit facility.  This gives the Company the ability to pay down the outstanding balance when it has excess cash and re-borrow from the total available commitments as needed.  As of August 16, 2011, the outstanding balance was $72.0 million and an additional $65 million was available to be re-borrowed.  The availability under the facility reduces by $4.1 million each quarter until the facility matures on June 2, 2015.

Delivery of two time chartered-in vessels

The Company took delivery of two time chartered-in vessels in July 2011.  The Histria Perla, a 2005 built Handymax product tanker (40,471 DWT), and the Histria Coral, a 2006 built Handymax product tanker (40,426 DWT), have been chartered-in for two years at a rate of $12,750 and $13,250 per day for the first and second years, respectively.  Each charter agreement includes an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.  The Histria Perla was delivered on July 15, 2011, and the Histria Coral was delivered on July 17, 2011.

Second Quarter 2011 Highlights

Signing of newbuilding contracts

On June 6, 2011, the Company announced that it signed contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea to construct five 52,000 DWT product tankers for approximately $37.4 million each.  These vessels will be the first to be delivered from the Hyundai Group with new propulsion technology including the 'B' type ultra-long stroke electronically controlled main engine.  These enhancements are expected to reduce the vessels' consumption of fuel by approximately 10% compared to existing designs.  The vessels are scheduled to be delivered to the Company between August 2012 and November 2012.  As of August 16, 2011, an aggregate of $18.7 million has been paid to the shipyard for the five construction contracts (for estimated future payments and dates see below).

Follow on Public Offering and Exercise of Over-Allotment Option

On May 18, 2011, the Company closed a sale of 6,000,000 shares of common stock from a follow-on public offering and also closed on the underwriters' over-allotment option to purchase 900,000 additional common shares at an offering price of $10.50 per share.  The Company received net proceeds of approximately $68.5 million, including the exercise of the underwriters’ option and after deducting underwriters' discounts and offering expenses.  There were 31,801,594 shares outstanding as of June 30, 2011 and August 16, 2011.

Delivery of STI Coral and STI Diamond

On May 10, 2011, Scorpio Tankers took delivery of the STI Coral and STI Diamond, 50,000 DWT product tankers, for an aggregate purchase price of $70.0 million.  The ships were built in 2008 at the STX shipyard in Korea and were charter free.

2011 $150 Million Credit Facility

On May 3, 2011, the Company executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V. for a senior secured term loan facility of up to $150 million ("2011 Credit Facility").  Borrowings under the 2011 Credit Facility are available to be drawn down until May 3, 2012 and bear interest at LIBOR plus an applicable margin of 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50%, and 3.25% per annum when our debt to capitalization ratio is greater than 50%..  The 2011 Credit Facility matures on May 3, 2017 and will be used to finance up to 50% of the cost of future acquisition of vessels, which will be the collateral for the credit facility.

In May 2011, the Company drew down an aggregate of $35 million under the 2011 Credit Facility to finance the delivery of STI Coral and STI Diamond.  As of August 16, 2011, the facility had an outstanding balance of $35.0 million and $115 million was available for future vessel acquisitions.

Delivery of Kazdanga

On May 27, 2011, the Company took delivery of the Kazdanga, a 2007 built Handymax ice class 1B product tanker.  This vessel will be chartered-in for one year at $12,345 per day. The agreement includes an option for the Company to extend the charter for an additional year at $13,335 per day.

Other 2011 highlights

Delivery of time chartered-in vessels

On January 26, 2011, the Company took delivery of Kraslava, a 2007 built Handymax ice-class 1B product tanker.  This vessel was chartered-in for one year at $12,070 per day.

On February 6, 2011, Scorpio Tankers took delivery of Histria Azure, a 2007 built Handymax product tanker.  This vessel was chartered-in for one year at $12,250 per day. The agreement includes an option for Scorpio Tankers to extend the charter for an additional year at $13,750 per day or $12,250 per day with a 50% profit sharing agreement.

On March 1, 2011, the Company took delivery of Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker, which the Company previously agreed to time charter-in.  This vessel was chartered-in for 10 months at $12,000 per day.  The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel's pool earnings and the charter hire expense) will be shared with the owner of the vessel.

STI Spirit Credit Facility

On March 17, 2011, Scorpio Tankers drew down $27.3 million from a senior secured term loan facility with DVB Bank SE (“STI Spirit Credit Facility”).  The loan is secured by the STI Spirit, which was acquired on November 10, 2010.  The STI Spirit Credit Facility matures on March 17, 2018, and the loan bears interest at LIBOR plus a margin of 2.75% per annum.  The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity.  The quarterly installments, which commenced three months after the drawdown, were calculated using an 18 year amortization profile.  As of August 16, 2011, the facility was fully drawn down with an outstanding balance of $26.9 million.

Current Liquidity

As of August 16, 2011, Scorpio Tankers had $22.6 million in cash and $65.0 million available to draw down from its 2010 Credit Facility.

Debt

Debt Balance and Repayments

As of August 16, 2011 Scorpio Tankers outstanding debt balance is $134.0 million.

2011 Debt Repayments

As mentioned above, the 2010 Credit Facility has been amended to convert it to a reducing revolving credit facility.  In July 2011, STI re-paid $65 million into the revolving credit facility and as a result, no principal payments are currently due in 2011.

The 2011 debt repayments for the STI Spirit Credit Facility and 2011 Credit Facility are as follows:
3rd Quarter: $1.1 million
4th Quarter: $1.1 million

Drydocks and Off-hire

The Venice was in drydock from the end of June 2011 through the beginning of July 2011.  Estimated total cost incurred was approximately $0.7 million, and the vessel was offhire for 11 days.

Drydock dates are only estimates and can change at any time based on a variety of factors including current repair needs, changes in industry certification or government requirements, and other factors.

The STI Harmony was drydocked in July 2011 for an estimated cost of $0.8 million and 20 days of offhire.

The STI Highlander is scheduled to be drydocked in the third quarter for an estimated cost of $0.7 million and 20 days of offhire.

In August, the STI Coral will be off-hire for approximately 19 days due to mechanical problems.

Future payments for vessels under construction

The estimated future payment dates and amounts are as follows*:

Q4 2011: $28.1 million
Q1 2012: $3.7  million
Q2 2012: $29.9 million
Q3 2012: $86.0 million
Q4 2012: $20.6 million

*These are estimates only and are subject to change as the construction progresses.

Explanation of Variances on the Second Quarter 2011 Financial Results

For the three months ended June 30, 2011, the Company incurred a net loss of $2.7 million compared to net income of $0.4 million in the three months ended June 30, 2010.  The following were the significant changes between the two periods:

•
Vessel revenue increased $13.7 million to $21.0 million as a result of an increase in the average number of operating vessels to 15.51 from 3.84 for the three month periods ended June 30, 2011 and 2010, respectively.  This increase was offset by a decrease in daily time charter equivalent per vessel, to $13,783 from $20,721 (see the breakdown of daily TCE averages below).

•
Vessel operating costs increased $4.6 million to $7.5 million as a result of the increase in the average number of operating vessels noted above, offset by a decrease in daily operating expenses to $7,388 from $8,370 for the three month periods ended June 30, 2011 and 2010, respectively.

•
Voyage expenses increased $1.4 million to $1.7 million as a result of the STI Coral and STI Diamond operating in the spot market for 98 days in the three months ended June 30, 2011 compared to the STI Conqueror operating in the spot market for 29 days in the three months ended June 30, 2010.

•
Charter hire expense increased $5.1 million as a result of the delivery of the BW Zambesi in the fourth quarter of 2010, the Kraslava, Histria Azure and Krisjanis Valdemars in the first quarter of 2011 and the Kazdanga in the second quarter of 2011.  See the Company’s Fleet List below for the terms of these agreements.

•
The increase in depreciation expense of $2.7 million to $4.4 million is a result of an increase in the average number of owned vessels to 11.13 from 3.84 for the three month periods ended June 30, 2011 and 2010, respectively.  This increase was partially offset by an increase in the estimated residual values of the Company’s owned vessels from the final quarter of 2010 onwards which resulted in a consequential reduction in depreciation.

•
The increase in general and administrative expense of $1.6 million to $3.0 million was primarily driven by an increase in the Company’s overhead expenses as a result of incremental costs incurred as a result of operating as a public company (the Company’s initial public offering closed on April 6, 2010) and additional compensation arrangements that were entered into as part of the initial public offering.  This was specifically driven by an increase in the amortization of restricted stock issued in June 2010 and January 2011, salary costs, professional fees, and other related expenses.

•
Interest expense increased $1.5 million to $2.1million as a result of interest expense on a higher debt balance at June 30, 2011 as compared to June 30, 2010 in addition to fees associated with our new credit facilities which were signed in March and May of 2011.

•
The decrease of $0.1 million in realized and unrealized losses on derivative financial instruments was due to changes in the fair value of an interest rate swap, which was related to the 2005 Credit Facility.  This swap was terminated on April 9, 2010.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Comprehensive Income
(unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Revenue:
Vessel revenue	$20,991,073	$7,262,288	$38,007,022	$13,417,728
Operating expenses:
Vessel operating costs	(7,507,672)	(2,920,928)	(14,837,965)	(5,306,774)
Voyage expenses	(1,725,196)	(373,409)	(1,735,426)	(373,409)
Charter hire	(5,077,741)	-	(8,176,949)	-
Depreciation	(4,366,934)	(1,649,437)	(8,264,550)	(3,301,492)
General and administrative expenses	(2,937,544)	(1,353,842)	(5,706,447)	(1,499,893)
Total operating expenses	(21,615,087)	(6,297,616)	(38,721,337)	(10,481,568)
Operating (loss)/income	(624,014)	964,672	(714,315)	2,936,160
Other (expense) and income, net:
Interest expense	(2,130,702)	(601,941)	(3,480,935)	(696,565)
Realized loss on derivative financial instruments	-	(56,764)	-	(279,560)
Unrealized gain on derivative financial instruments	-	146,696	-	-
Interest income	15,229	29,315	49,842	29,393
Other expense, net	(4,294)	(81,992)	(11,005)	(424,922)
Total other expense, net	(2,119,767)	(564,686)	(3,442,098)	(1,371,654)

Net (loss)/ income	$(2,743,781)	$399,986	$(4,156,413)	$1,564,506

Attributable to:
Equity holders of the parent	$(2,743,781)	$399,986	$(4,156,413)	$1,564,506
(Loss)/earnings per share
Basic	$(0.10)	$0.02	$(0.16)	$0.13
Diluted	$(0.10)	$0.02	$(0.16)	$0.13
Basic weighted average shares outstanding (1)	27,332,483	17,551,784	25,708,491	11,603,512
Diluted weighted average shares outstanding (1)	27,332,483	17,554,059	25,708,491	11,604,655

(1)
The effect of diluted weighted shares outstanding for the three and six month periods ended June 30, 2011 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)
	As of
	June 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$94,607,095	$68,186,902
Accounts receivable	17,026,186	7,354,252
Prepaid expenses	779,924	460,680
Inventories	2,430,375	1,286,507
Total current assets	114,843,580	77,288,341
Non-current assets
Vessels and drydock	396,897,436	333,425,386
Vessels under construction	18,736,225	-
Other assets	1,554,713	1,554,713
Total non-current assets	417,188,374	334,980,099
Total assets	$532,031,954	$412,268,440

Current liabilities
Bank loans	19,457,889	15,826,314
Accounts payable	4,294,350	3,173,505
Accrued expenses	2,639,759	1,123,351
Total current liabilities	26,391,998	20,123,170
Non-current liabilities
Bank loans	175,118,045	127,362,088
Total non-current liabilities	175,118,045	127,362,088
Total liabilities	201,510,043	147,485,258

Shareholders' equity
Issued, authorized and fully paid in share capital
Share capital	320,691	248,791
Additional paid-in capital	325,049,417	255,003,984
Merger reserve	-	13,292,496
Treasury shares	(2,869,998)	(2,647,807)
Retained earnings/(cumulative deficit)	8,021,801	(1,114,282)
Total shareholders' equity	330,521,911	264,783,182
Total liabilities and shareholders' equity	$532,031,954	$412,268,440

* As of June 30, 2011, our board of directors authorized the reclassification of the merger reserve within shareholders’ equity to retained earnings.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)
	For the Six Months Ended June 30,
	2011	2010
Operating activities
Net (loss)/income	$(4,156,413)	$1,564,506
Depreciation	8,264,550	3,301,492
Amortization of restricted stock	1,622,903	74,083
Amortization of deferred financing fees	359,035	34,625
Amortization of acquired time charter contracts	-	409,388
	6,090,075	5,384,094
Changes in assets and liabilities:
Drydock payments	(21,231)	(99,958)
Increase in inventories	(1,143,867)	(867,475)
Increase in accounts receivable	(9,671,935)	(1,916,255)
(Increase)/decrease in prepaid expenses	(319,243)	68,373
Increase in accounts payable	1,019,612	3,584,305
Increase/(decrease) in accrued expenses	909,208	(139,101)
Decrease in the value of derivative financial instruments	-	164,690
Interest rate swap termination payment	-	(1,850,000)
Decrease in shareholder receivable	-	1,928,253
	(9,227,456)	872,832
Net cash (outflow)/inflow from operating activities	(3,137,381)	6,256,926
Investing activities
Acquisition of vessels	(71,006,937)	(116,835,505)
Vessels under construction	(18,736,225)	-
Deposits on vessel purchases	-	(7,300,000)
Acquisition of time charter contracts	-	(2,344,495)
Net cash outflow from investing activities	(89,743,162)	(126,480,000)
Financing activities
Bank loan repayment	(8,514,781)	(39,800,000)
Proceeds from long term debt	62,307,500	19,000,000
Debt issuance fees	(2,764,222)	(2,077,517)
Net proceeds from issuance of common stock	68,494,430	154,771,711
Acquisition of Treasury Shares	(222,191)	-
Net cash inflow from financing activities	119,300,736	131,894,194
Increase in cash and cash equivalents	26,420,193	11,671,120
Cash and cash equivalents at January 1,	68,186,902	444,497
Cash and cash equivalents at June 30,	$94,607,095	$12,115,617
Supplemental information:
Interest paid	$2,942,362	$299,191

Average daily results for the three and six months ended June 30, 2011 and 2010

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Average Daily Results
Time charter equivalent per day(1)	$13,783	$20,721	$14,365	$21,652
Vessel operating costs per day(2)	7,388	8,370	7,734	8,573

Aframax/LR2
TCE per revenue day - pool	12,920	-	12,928	-
TCE per revenue day - time charters	-	-	15,457	-
Vessel operating costs per day(2)	7,082	-	7,208	-
Panamax/LR1
TCE per revenue day - pool	14,464	18,563	14,572	18,707
TCE per revenue day - time charters	23,831	22,751	23,892	23,678
Vessel operating costs per day(2)	7,267	8,351	7,898	8,573
Handymax
TCE per revenue day - pool	13,295	-	13,546	-
TCE per revenue day - spot	-	12,727	-	12,727
Vessel operating costs per day(2)	7,663	8,579	7,732	8,579
MR
TCE per revenue day - spot	5,568	-	5,568	-
TCE per revenue day - time charters	13,163	-	13,163	-
Vessel operating costs per day(2)	7,226	-	7,226	-

Fleet data
Average number of owned vessels	11.13	3.84	10.57	3.42
Average number of time chartered-in vessels	4.38	-	3.52	-
Drydock
Expenditures for drydock	$729,665	$569,794	$729,665	$569,794

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(2)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Fleet List as of August 16, 2011

				Ice
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (2)	Handymax
2	STI Gladiator	2003	40,083	-	SHTP (2)	Handymax
3	STI Matador	2003	40,096	-	SHTP (2)	Handymax
4	STI Conqueror	2005	40,158	1B	SHTP (2)	Handymax
5	STI Coral	2008	49,900	-	Spot	MR
6	STI Diamond	2008	49,900	-	Spot	MR
7	Noemi	2004	72,515	-	Time Charter (3)	LR1
8	Senatore	2004	72,514	-	SPTP (4)	LR1
9	STI Harmony	2007	73,919	1A	SPTP (4)	LR1
10	STI Heritage	2008	73,919	1A	SPTP (4)	LR1
11	Venice	2001	81,408	1C	SPTP (4)	Post-Panamax
12	STI Spirit	2008	113,100	-	SLR2P (5)	LR2
	Owned DWT		744,657
							Time Charter Info
							Daily Base
	Time chartered-in vessels						Rate	Expiry (1)
13	Kraslava	2007	37,258	1B	SHTP (2)	Handymax	$12,070	26-Jan-12
14	Krisjanis Valdemars	2007	37,266	1B	SHTP (2)	Handymax	$12,000	14-Dec-11	(6)
15	Kazdanga	2007	37,312	1B	SHTP (2)	Handymax	$12,345	27-Jun-12	(7)
16	Histria Azure	2007	40,394	-	SHTP (2)	Handymax	$12,250	06-Feb-12	(8)
17	BW Zambesi	2010	76,577	-	SPTP (4)	LR1	$13,850	11-Dec-11	(9)
18	Histria Perla	2005	40,471	-	SHTP (2)	Handymax	$13,000	15-Jul-13	(10)
19	Histria Coral	2006	40,426	-	SHTP (2)	Handymax	$13,000	17-Jul-13	(10)
	TC-IN DWT		309,704

	Total DWT		1,054,361

(1)	Redelivery to the charterer is plus or minus 30 days from the expiry date.
(2)	This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(3)	Noemi is time chartered by King Dustin, which is a related party. The daily time charter rate is $24,500, and the time charter expires on January 21, 2012, plus or minus 30 days.
(4)	This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(5)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(6)	The agreement contains a 50% profit and loss sharing agreement with the vessel owner whereby 50% of the vessel's profits and losses above or below $12,000/day are split with the vessel owner.
(7)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,335/ day.
(8)
The agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,750/ day or $12,250/ day with a 50% profit sharing agreement whereby 50% of the profits over $12,250/day will be distributed to the vessel owner.

(9)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,850/ day.
(10)
Represents the average rate for the two year duration of the agreement.  The rate for the first year is $12,750/day, and the rate for the second year is $13,250/day. The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.

Business Strategy, Dividend Policy, and Share Buyback Program

Business Strategy
The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels.  The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	increasing demand for refined products;
●	increasing ton miles (distance between new refiners and areas of demand); and
●	reduced order book

Dividend Policy
The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy.  In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program

On July 9, 2010, the Board of Directors authorized a share buyback program of up to $20 million.  Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of August 16, 2011, the Company has repurchased 267,465 shares for $2.9 million at an average price per share, including commissions, of $10.73.  The most recent transaction was in June 2011.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.5 years.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616

Non-GAAP Measure

This press release describes operating cash flow before changes in asset and liabilities which is not a cash flow measure prepared in accordance with IFRS (i.e. “Non GAAP” measure). The Non GAAP measure is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s cash performance. This Non GAAP measure should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Reconciliation of Net cash (outflow)/inflow from operating activities to Operating Cash Flow before Changes in Assets and Liabilities
	For the Six Months Ended June 30,
	2011	2010

Net cash (outflow)/inflow from operating activities	$(3,137,381)	$6,256,926
Changes in assets and liabilities:
Drydock payments	21,231	99,958
Increase in inventories	1,143,867	867,475
Increase in accounts receivable	9,671,935	1,916,255
Increase/(decrease) in prepaid expenses	319,243	(68,373)
Increase in accounts payable	(1,019,612)	(3,584,305)
(Increase)/decrease in accrued expenses	(909,208)	139,101
Decrease in the value of derivative financial instruments	-	(164,690)
Interest rate swap termination payment	-	1,850,000
Decrease in shareholder receivable	-	(1,928,253)
Operating cash flows before changes in assets and liabilities	$6,090,075	$5,384,094